Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended March 31, 2022 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

FORWARD LOOKING STATEMENTS

This Interim Report on Form 6-K contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

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uncertainties regarding the governmental, economic and political circumstances in the PRC and Hong Kong;
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limited operating history of the business;
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timing of the development of future business;
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capabilities of our business operations;
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expected future economic performance;
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competition in our market;
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continued market acceptance of our services and products;
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protection of our intellectual property rights;
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changes in the laws that affect our operations;
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inflation and fluctuations in foreign currency exchange rates;
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our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;
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continued development of a public trading market for our securities;
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the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;
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managing our growth effectively;
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projections of revenue, earnings, capital structure and other financial items;
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fluctuations in operating results;
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dependence on our senior management and key employees; and
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other factors set forth under “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this Interim Report on Form 6-K and are expressly qualified in their entirety by the cautionary statements included in this Interim Report on Form 6-K. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this Interim Report on Form 6-K to:

●	Virax Biolabs,” the “Company,” “we,” “us” and “our” refer to Virax Biolabs Group Limited and our wholly owned subsidiaries;

●	"SingaporeCo” refers to Virax Biolabs Pte. Limited, an operating subsidiary incorporated in Singapore;

●	“IVD” refers to in-vitro diagnostics;

●	“Group” refers to the consolidated entities of Virax Biolabs Group Limited.;

●	“Ordinary Shares” refers to our ordinary shares, each of $0.0001 par value;

●	“SEC” refers to the United States Securities and Exchange Commission; and

●	“$,” “USD,” “US$” and “U.S. dollar” refers to the United States dollar;

Overview

Virax Cayman is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, Virax Cayman conducts our operations through its operating subsidiaries in Singapore, Hong Kong, China and British Virgin Islands and has been operating since 2013. Prior to the introduction of Virax branded products in 2020, the Group was engaged in the Fast Moving Consumer Goods (FMCG) importation business into the PRC.

Virax Biolabs Group Limited and its subsidiaries is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a particular interest in the field of T-Cells in Vitro Diagnostics. The Company is a Cayman Islands company, with operations in the United Kingdom and Hong Kong, with operating subsidiaries in the US, Singapore, China and British Virgin Islands and has been operating since 2013. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases. The Company's mission is to protect people from viral diseases through the provision of diagnostic tests, tests for adaptive immunity, and education through a wellness mobile application which could allow people to make informed decisions regarding their viral risks.

Our product portfolio includes: (i) diagnostics test kits sold through our “ViraxClear” brand; and (ii) sourced brands. Currently, we do not manufacture or develop any product that we sell in our ViraxClear product portfolio, and we act as a distributor of third-party suppliers’ products. However, we believe our products, in particular diagnostic test kits, provide significant value for consumers, through improved detection of diseases, improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency visits and hospitalizations. Our Group also seeks to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors. We also expect to launch an upcoming brand, “Virax Immune”, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases. We are in the process of developing a T-Cell Test under the Virax Immune brand and will apply for regulatory agency approval. We believe that the T-Cell Tests and immunology platform we are developing under the Virax Immune brand will be particularly useful in the threat analysis of the major viruses faced globally. Initially, we will be focusing diseases including but not limited to COVID-19, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). The results and education for specific viruses will be delivered through our mobile based immunology application.

Currently, we are in the process of developing our distribution network under our ViraxClear brand to include, but not limited to, clinics, pharmacies, laboratories, hospitals, and other relevant groups on an international basis including but not limited to Europe and Sub-Saharan Africa, and we intend to extend our geographical reach to North America in 2023.

ViraxClear is diagnostics distributing, which is able to distribute the following COVID-19 test kits the that we can source from third-party suppliers, including: (i) Rapid Antibody IgC/IgM Test; (ii) Antigen Test; (iii) Polymerase Chain Reaction (“PCR”) Rapid Test; and (iv) Neutralizing Antibody Tests. We can also source Monkeypox PCR detection kits, Monkeypox antigen kits, HPV PCR kits and RSV-Influenza-COVID triple virus antigen rapid test kits from third-party suppliers. We are able to distribute and sell those products in Europe, South America, Africa and Asia and intend to penetrate new markets, such as North America, by working with strategic distribution partners.

Currently, to facilitate the sales and distribution of our ViraxClear products, we predominately rely on our key suppliers, Nanjing Vazyme Medical Technology Co., Ltd and Core Technology Co., Ltd in China for diagnostics test kits.

Results of Operations

Revenues

The principal activities of the Group for the six months ended September 30, 2022 and 2021 were focusing on the Company's IPO which was completed in July 2022. Our sales focus for ViraxClear includes , COVID-19 IVD test kits, HPV test kits, Monkeypox PCR detection kits and the RSV-Influenza-COVID triple virus antigen rapid test kits. Revenues for the six months ended September 30, 2022 were $5,760. There was no revenue for the six months ended September 30, 2021.

Cost of revenues

Cost of revenues for the six months ended September 30, 2022 and 2021 were $5,642 and nil, respectively.

Gross profit

Gross profit for the six months ended September 30, 2022 and 2021 were $118 and nil, respectively.

Sales and Marketing

Sales and marketing costs increased by $47,908 to $51,969 from $4,061 for the six months ended September 30, 2022 and 2021, respectively. The increase was primarily related to the majority of the development of our increased efforts to open sales channels following our IPO which was completed in July 2022.

Research and Development

For the six months ended September 30, 2022, research and development expenses were $96,622 which was predominantly comprised of lab and trial costs associated with our T-Cell test development. For the six months ended September 30, 2021, research and development costs were $108,097, which were related to consulting costs of our science and technical team to introduce, innovate and improve the Group’s products and services. Consulting costs is considered as research and development expenses when a proportion of the relevant employee’s time is dedicated to research and development work for the Company. Since April 2021, the Company started to engage external parties, namely, selected third-party specialist research and development companies and contracted consultants and scientists, to assist with our research and development as our portfolio moves into concept validation and testing.

General and Administration

General and administrative expenses for the six months ended September 30, 2022 and 2021 were $1,292,102 and $454,582, respectively. Payroll related expenses increased by $533,327 to $558,179 from $24,851 for the six months ended September 30, 2022 and 2021, respectively. For the six months ended September 30, 2021, the majority of payroll related expense was categorized as stock-based compensation as shares were issued for services. Stock-based compensation, when combined with stock issued for services decreased by $38,464 to $248,978 from $287,442 for the six months ended September 30, 2022 and 2021, respectively. Consulting expense increased by $315,184 to $324,069 from $9,886 for the six months ended September 30, 2022 and 2021, respectively. The increases from the prior period were mainly the result of the efforts and completion of our IPO that was concluded in July 2022.

Total other (Income) Expense and Other, Net

For the six months ended September 30, 2022 and 2021, our total other expenses were $13,210 and $8,300 respectively. The increase was related to interest on the sums advanced by shareholders to SingaporeCo for working capital purposes.

Net loss

For the six months ended September 30, 2022 and 2021, our net loss was $1,453,786 and $575,040, respectively. As previously discussed, the increase in net loss was primarily related to the efforts and completion of our IPO that was concluded in July 2022.

Liquidity and Capital Resources

On July 25, 2022, we consummated our IPO of 1,350,000 Ordinary Shares, par value $0.0001 per share at a price of $5.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-263694) for the IPO, originally filed with the SEC on March 18, 2022 (as amended) was declared effective by the Commission on June 30, 2022. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option in part to purchase 202,500 Ordinary Shares from us in connection with our IPO at a price of $5.00 per Ordinary Share.

The aggregate gross proceeds of our IPO were $7,762,500. After subtracting underwriting discounts and commissions of $543,375 and offering expenses of $169,469, we received net proceeds of $7,049,656.

Subsequent to the reporting period of September 30, 2022, on November 3, 2022, we entered into a securities purchase agreement with an accredited investor for a private placement offering, pursuant to which we received gross proceeds of approximately $3,844,500, before deducting placement agent fees and other offering expenses

Net cash used in operating activities was $2,296,499 and $278,684 for the six months ended September 30, 2022 and 2021, respectively. The increase in cash used for operations was mainly due to efforts involving the IPO which was completed in July 2022 and discussed above in the result of operations.

There was no cash used or provided by investing activities for the six months ended September 30, 2022 and 2021, respectively.

Net cash provided by financing activities was $6,844,872 and $272,739 for the six months ended September 30, 2022 and 2021, respectively. The increase in cash flows from financing activities was primarily due to the completion of our IPO in July 2022.

We have an accumulated deficit of $7,780,577 at September 30, 2022. Currently, we have not generated consistent cash flows to fund our operations yet. As of September 30, 2022, we had a cash balance of $4,570,129.

We plan to support our future research and development program, obtain product certification approvals in the territories we have identified, to establish our distribution networks, and for general working capital and expenses purposes from part of our current cash balance, which at January 26, 2023 was approximately $6.7 million. We may, however, over the longer term require additional capital to fund further research and development expenditure.

At present, we have not generated any significant revenue from existing operations. Our continued existence is dependent on our ability to obtain necessary financing to fund working capital, complete the planned product certification approvals in the territories we have identified and to establish our distribution networks. We do not expect to generate sufficient internal cash flows to finance these costs in the foreseeable future.

With our current cash on hand, we believe that we will have sufficient cash resources to fund our plan of operations and our working capital requirements through 2023. If we are unable to do so, we may have to curtail our business plans.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions.

Off-balance Sheet Arrangements

As of September 30, 2022, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.